SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from to

Commission File Number: 1-7775

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

COAL COMPANY SALARY DEFERRAL

AND PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Massey Energy Company

4 North 4th Street

Richmond, Virginia 23219

REQUIRED INFORMATION

Financial Statements. The following financial statements and schedules are filed as part of this annual report and appear immediately after the signature page hereof.

1.	Statement of Net Assets Available for Benefits

2.	Statement of Changes in Net Assets Available for Benefits

3.	Notes to Financial Statements

4.	Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Exhibits. The following exhibits are filed as part of this annual report:

Exhibit	23.1 – Consent of Ernst & Young LLP.

Exhibit	99.1 – Certification pursuant to 18 U.S.C., Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley
Act	of 2002

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COAL COMPANY SALARY DEFERRAL AND PROFIT SHARING PLAN

By:	/s/ JOHN M. POMA
John M. Poma Vice President, Human Resources

Dated: June 27, 2003

COAL COMPANY SALARY DEFERRAL AND

PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

Years ended December 31, 2002 and 2001 with Report of Independent Auditors

Coal Company Salary Deferral and Profit Sharing Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2002 and 2001

Report of Independent Auditors

Board of Directors

Coal Company Salary Deferral and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Coal Company Salary Deferral and Profit Sharing Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 25, 2003

Coal Company Salary Deferral and Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31
	2002	2001
Investments, at fair value	$115,742,562	$124,511,932
Receivables:
Investment income	404,127	146,780
Contributions due from employees	314,681	464,155
Contributions due from employer	986,588	1,822,463

Total receivables	1,705,396	2,433,398

Net assets available for benefits	$117,447,958	$126,945,330

See accompanying notes to financial statements.

Coal Company Salary Deferral and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions:
Employer contributions	$3,861,832
Employee contributions	10,883,809
Investment income	3,012,334

Total additions	17,757,975

Deductions:
Withdrawals by participants	(13,336,138)
Net depreciation in fair value of investments	(13,919,209)

Total deductions	(27,255,347)

Net assets available for benefits at beginning of year	126,945,330

Net assets available for benefits at end of year	$117,447,958

See accompanying notes to financial statements.

Coal Company Salary Deferral and Profit Sharing Plan

Notes to Financial Statements

December 31, 2002 and 2001

1. Plan Description

The following description of the Coal Company Salary Deferral and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions and definitions of certain terms referenced herein.

General

The Plan is a contributory defined contribution plan established effective January 1, 1985 by A. T. Massey Coal Company, Inc. (the Company or the Plan Sponsor), a wholly owned subsidiary of Massey Energy Company, and is administered by the Company for the benefit of eligible employees, including eligible employees of certain subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On July 17, 2001, the Board of Directors of Massey Energy Company approved a resolution to freeze the Mingo-Pike Employees’ Pension Plan effective October 1, 2001 and merge the assets into the Plan. Assets of the Mingo-Pike Plan were transferred to the Plan on October 1, 2001.

Participation

Eligible employees may begin participation on the first day of the calendar quarter after hire.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) plan earnings, net of fund management fees. Allocations of earnings are based on participant account balances within each fund. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Contributions and Vesting

Participants may elect to defer up to 15% of their compensation, as defined by the Plan and as limited by restrictions of the Internal Revenue Code. Effective October 1, 2001, the Plan Sponsor contributes 30% of the first 10% of compensation that a participant contributes to the Plan. Prior to this date, all contributions by the Plan Sponsor were discretionary.

Coal Company Salary Deferral and Profit Sharing Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Contributions and Vesting (continued)

The Plan Sponsor also may continue to contribute a discretionary amount to the Plan each year as determined by its management.

The Matching Account for a Participant who was an Employee on September 30, 2001, is fully vested and nonforfeitable at all times. The Discretionary Matching Account and Matching Account for an individual who was hired on or after October 1, 2001 shall become fully vested if the Participant dies or reaches his Normal Retirement Age while employed by the Plan Sponsor or any of its participating subsidiaries. Otherwise, such Participant shall vest 20% after two years of service and then shall vest 20% each year after the first two years until fully vested.

Upon enrollment in the Plan, employees may direct their investments to any of the Plan’s fund options. Participants may change their investment options monthly.

Distributions

Participants may obtain distributions from their accounts, subject to certain restrictions, upon termination of employment, retirement, upon reaching age 59  1/2, or by incurring a disability or hardship, as defined by the Plan. Designated beneficiaries are entitled to receive the participant’s unpaid benefits upon the death of the participant.

Loans to Participants

Loans are made from the participant’s account and are secured by the participant’s remaining account balance. Prior to January 1, 2002, participants were permitted to borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of 50% of the participant’s account or $50,000 in accordance with the Department of Labor’s regulations on loans to participants. Loans shall bear a reasonable rate of interest and must be repaid over a period not to exceed 5 years unless the loan was used to purchase the participant’s primary residence, in which case the loan term may not exceed 10 years. Principal and interest is paid ratably through regular payroll deductions. Loans to terminated participants and loans in default are treated as distributions to the participant. Effective December 31, 2001, the provision to grant new loans to participants was eliminated.

Coal Company Salary Deferral and Profit Sharing Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would receive the full value of their individual account.

2. Summary of Accounting Policies

Accounting Method

The financial statements of the Plan have been prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

All of the Plan’s investments are stated at fair value. Common trusts are valued at quoted redemption values determined by the trustee. Government securities, corporate debt instruments and shares of registered investment companies are valued at quoted market values on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value. Securities transactions are recorded as of the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

Expenses of the Plan are paid by the Plan Sponsor.

Coal Company Salary Deferral and Profit Sharing Plan

Notes to Financial Statements (continued)

3. Investments

All of the Plan’s investments are held in a trust fund administered by Wachovia Bank, N.A. Effective July 1, 2001, the Plan began offering as an investment option Massey Energy Company’s common stock. At December 31, 2002 and 2001, investments in each fund (including short-term investments allocated to such funds) consisted of the following:

	December 31
	2002	2001
Fixed Income Fund	$27,491,271	$13,508,003
Money Market Fund	23,945,920	18,737,184
American Balanced Fund	22,945,921	28,489,215
Fundamental Investors	19,886,319	31,304,187
AIM Constellation Fund	12,414,307	20,667,017
Loan Fund	3,742,127	6,257,731
Massey Energy Stock Fund	3,380,526	5,548,595
Pimco Renaissance Fund	1,130,718	—
Vanguard 500 Fund	805,453	—

	$115,742,562	$124,511,932

During 2002, the Plan’s investments (including investments purchased and sold, as well as held during the year) depreciated in value by $13,919,209 as follows:

Year Ended December 31, 2002
Fixed Income Fund	$1,302,580
Money Market Fund	(34,681)
American Balanced Fund	(2,603,782)
Fundamental Investors	(5,080,618)
AIM Constellation Fund	(4,342,785)
Massey Energy Stock Fund	(2,631,797)
Pimco Renaissance Fund	(144,075)
Vanguard 500 Fund	(384,051)

$(13,919,209)

Coal Company Salary Deferral and Profit Sharing Plan

Notes to Financial Statements (continued)

4. Related Party Transactions

Certain Plan assets are invested in funds sponsored by Wachovia Bank, N.A. (the Trustee). Transactions involving these instruments are considered to be party-in-interest transactions for which statutory exemption exists under the Department of Labor Regulations.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 28, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6. Differences Between Financial Statements and Forms 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2002	2001
Net assets available for benefits per the financial statements	$117,447,958	$126,945,330
Amounts allocated to withdrawn participants	1,589,086	1,741,646

Net assets available for benefits per the Form 5500	$115,858,872	$125,203,684

Coal Company Salary Deferral and Profit Sharing Plan

Notes to Financial Statements (continued)

6. Differences Between Financial Statements and Forms 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended December 31, 2002
Benefits paid to participants per the financial statements	$13,336,138
Add: Amounts allocated on Form 5500 to withdrawn participants in the current year	1,589,086
Less: Amounts allocated on form 5500 to withdrawn participants in the prior year	(1,741,646)

Benefits paid to participants per the Form 5500	$13,183,578

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

7. Subsequent Event

On April 1, 2003, the Plan Sponsor changed the Trustee from Wachovia Bank, N.A. to AMVESCAP National Trust Company. Additionally, beginning April 1, 2003, eligible employees may begin participation on any day after hire and participants may change their investment options daily.

Supplemental Schedule

Coal Company Salary Deferral and Profit Sharing Plan

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

Employer Identification Number 54-0295165, Plan Number 002

Year ended December 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Common/Collective Trusts:
*WB DTF Short-Term Investment Fund	26,022,275	$26,022,275

Government Securities:
Federal Home loan Bank Note	Maturing 9/15/2003; 5.125%; $100,000 par	$102,688
U.S. Treasury Bonds	Maturing 2/29/2004; 3.000%; $1,500,000 par	1,530,000
Federal Farm Credit Bank Bond	Maturing 10/01/2004; 2.375%; 1,100,000 par	1,110,318
U.S. Treasury Bonds	Maturing 10/31/2004; 2.125%; $2,150,000 par	2,173,521
U.S. Treasury Notes	Maturing 11/15/2004; 5.875%; $100,000 par	108,000
U.S. Treasury Notes	Maturing 5/15/2005; 6.500%; $450,000 par	499,500
Federal Home Loan Mortgage Corp.	Maturing 9/15/2005; 2.875%; $900,000 par	917,154
U.S. Treasury Notes	Maturing 11/15/2005; 5.875%; $900,000 par	998,154
U.S. Treasury Notes	Maturing 5/15/2006; 4.625%; $45,000 par	48,530
U.S. Treasury Bonds	Maturing 11/15/2006; 3.500%; $500,000 par	520,315
U.S. Treasury Bonds	Maturing 8/15/2007; 3.250%; $350,000 par	358,641

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Government Securities (continued):
U.S. Treasury Notes	Maturing 5/15/2008; 5.625%; $400,000 par	$453,876
Federal National Mortgage Association	Maturing 1/15/2009; 5.250%; $1,700,000 par	1,859,902
Federal Home Loan Mortgage Corp.	Maturing 3/15/2009; 5.750%; $200,000 par	224,562
Federal Home Loan Mortgage Corp.	Maturing 9/15/2010; 6.875%; $200,000 par	238,562
U.S. Treasury Bills	Maturing 2/15/2011; 5.000%; $400,000 par	439,500
U.S. Treasury Bonds	Maturing 8/15/2011; 5.000%; $750,000 par	822,420
Federal Home Loan Mortgage Corp.	Maturing 1/15/2012; 5.750%; $300,000 par	333,843
U.S. Treasury Bonds	Maturing 2/15/2012; 4.875%; $50,000 par	54,297
Federal National Mortgage Association	Maturing 9/15/2012; 4.375%; $500,000 par	501,405

Total Government Securities		$13,295,188

Corporate Debt Instruments:
Aflac Inc.	Maturing 4/15/2009; 6.50%; $300,000 par	$329,673
Alcoa Inc.	Maturing 8/1/2005; 7.25%; $300,000 par	335,955
American General Finance Corp.	Maturing 11/1/2003; 5.75%; $100,000 par	103,071
Associates Corp. N.A.	Maturing 5/16/2005; 6.20%; $75,000 par	80,780
Bank America Corp.	Maturing 10/15/2006; 4.75%; $300,000 par	317,481
Bank New York Company Inc.	Maturing 2/1/2009; 7.30%; $200,000 par	234,354

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Corporate Debt Instruments (Cont.):
BB&T Corp.	Maturing 8/1/2011; 6.50%; $300,000 par	$338,829
Bear Stearns Companies Inc.	Maturing 1/15/2007; 5.70%; $300,000 par	323,913
Bellsouth Corp.	Maturing 10/15/2006; 5.00%; $300,000 par	320,322
Campbell Soup	Maturing 10/1/2008; 5.875%; $300,000 par	332,721
Chase Manhattan Corp	Maturing 6/1/2007; 7.25%; $170,000 par	189,298
Citigroup Inc.	Maturing 6/30/2005; 4.125%; $300,000 par	312,561
Coca Cola Enterprise Inc.	Maturing 11/1/2008; 5.75%; $100,000 par	110,421
Countrywide Home Loans Inc.	Maturing 8/1/2006; 5.50%; $300,000 par	318,990
Disney	Maturing 2/8/2005; 7.30%; $200,000 par	217,708
Disney	Maturing 3/30/2006; 6.75%; $100,000 par	109,205
Dominion Resources Inc. VA	Maturing 6/15/2010; 8.125%; $150,000 par	174,510
Duke Energy Field Services LLC	Maturing 2/1/2011; 6.875%; $175,000 par	174,443
Eastman Kodak	Maturing 6/15/2005; 7.25%; $130,000 par	141,033
Fleetboston Financial Corp.	Maturing 9/15/2005; 7.25%; $175,000 par	193,774
Fred Meyer Inc.	Maturing 3/1/2005; 7.375%; $186,000 par	201,899
Gannett Company Inc.	Maturing 4/1/2007; 5.50%; $250,000 par	271,873

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Corporate Debt Instruments (Cont.):
General Motors Acceptance Corp.	Maturing 3/2/2011; 7.25%; $175,000 par	$178,330
Goldman Sachs Group Inc.	Maturing 9/1/2012; 5.70%; $300,000 par	312,012
GTE North Inc.	Maturing 11/15/2008; 5.65%; $75,000 par	80,410
Hartford Financial Services Group	Maturing 6/15/2005; 7.75%; $300,000 par	332,268
HSBC Holdings PLC	Maturing 12/12/2012; 5.25%; $450,000 par	461,241
International Lease Finance	Maturing 6/2/2003; 4.75%; $140,000 par	141,704
International Paper	Maturing 7/8/2005; 8.125%; $200,000 par	223,860
International Paper	Maturing 10/30/2012; 5.85%; $175,000 par	183,232
Kellogg	Maturing 4/1/2011; 6.60%; $150,000 par	168,936
Kraft Foods Inc.	Maturing 11/1/2006; 4.625%; $300,000 par	315,405
Lehman Brothers Holdings Inc.	Maturing 1/18/2012; 6.625%; $300,000 par	332,049
Lockheed Martin Corp.	Maturing 5/15/2006; 7.25%; $150,000 par	168,932
Marsh & McLennan Companies Inc.	Maturing 6/15/2004; 6.625%; $300,000 par	320,424
Mellon Funding	Maturing 5/14/2011; 6.40%; $200,000 par	222,604
Merrill Lynch	Maturing 2/17/2009; 6.00%; $300,000 par	325,962
Morgan Stanley	Maturing 4/15/2006; 6.10%; $100,000 par	108,936

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Corporate Debt Instruments (Cont.):
Morgan Stanley	Maturing 3/1/2007; 6.875%; $40,000 par	$45,012
Morgan Stanley	Maturing 4/1/2012; 6.60%; $100,000 par	277,080
National Rural Utilities Cooperative	Maturing 11/1/2008; 5.75%; $175,000 par	191,877
Occidental Pete Corp.	Maturing 1/15/2012; 6.75%; $150,000 par	170,859
Pepsi Bottling Holdings Inc.	Maturing 2/17/2009; 5.625%; $175,000 par	190,698
PP&L Transition Bond Co LLC	Maturing 6/25/2009; 7.05%; $55,000 par	62,708
Procter & Gamble	Maturing 12/15/2004; 6.60%; $300,000 par	327,042
Progress Energy Inc.	Maturing 3/1/2006; 6.75%; $127,000 par	136,407
Progress Energy Inc.	Maturing 3/1/2011; 7.10%; $150,000 par	165,315
Safeway, Inc.	Maturing 9/15/2004; 7.25%; $125,000 par	134,533
SBC Communications Inc.	Maturing 5/2/2006; 5.75%; $300,000 par	325,353
Sonoco Products	Maturing 11/15/2004; 7.00%; $170,000 par	184,244
Suntrust Bank	Maturing 4/1/2011; 6.375%; $300,000 par	334,560
Target Corp.	Maturing 10/1/2008; 5.40%; $250,000 par	270,117
Textron Financial Corp.	Maturing 3/15/2004; 5.95%; $200,000 par	207,742
Union Pac Corp.	Maturing 5/1/2005; 7.60%; $250,000 par	278,248

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Corporate Debt Instruments (Cont.):
Wal Mart Stores Inc.	Maturing 8/10/2004; 6.55%; $300,000 par	$322,464
Wells Fargo & Co.	Maturing 8/24/2005; 7.25%; $200,000 par	224,504
Wells Fargo & Co.	Maturing 9/1/2012; 5.125%; $200,000 par	206,830
Weyerhaeuser	Maturing 3/15/2012; 6.75%; $175,000 par	190,809

Total Corporate Debt Instruments		$13,255,521

Registered Investment Companies:
American Balanced Fund	1,563,142 shares	$22,540,511
Fundamental Investments	884,382 shares	19,659,816
AIM Equity Funds, Inc.—Constellation Fund Class A	733,585 shares	12,199,526
Pimco Funds Multi Manager Renaissance A	71,826 shares	1,044,343
Vanguard 500 Index Fund	9,595 shares	778,658

Total Registered Investment Companies		$56,222,854

Common Stock:
Massey Energy Company	329,691 shares	$3,204,597

*Participant Loans:	Interest rates range from 7.0% to 11.5% maturity dates vary with remaining terms of 1 to 10 years	$3,742,127

Grand Total		$115,742,562

*	Party-in-interest.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP.

99.1	Certification pursuant to 18 U.S.C., Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002